Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 15 DATED FEBRUARY 21, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Announce the declaration of distributions; and
●	Update our asset acquisitions.

Declaration of Distributions

On January 29, 2020, our manager, RM Adviser, LLC (“Manager”) authorized a daily cash distribution of $0.0021202186 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on February 1, 2020 and ending on February 29, 2020 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about March 15, 2020.

This distribution equates to approximately 8.0% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning February 1, 2020 and ending February 29, 2020. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Pohlig Box Factory and Superior Warehouse – Richmond, Virginia

On February 19, 2020 we acquired a $17,073,848 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of a Class A- multifamily, two-property mixed-use apartment complex in Richmond, Virginia (the “Property”). We acquired the Equity Investment from a special purpose entity of which the Company is the sole member. In connection with the Equity Investment, the special purpose entity may pay an affiliate of our Manager a fee, a portion of which may be paid to personnel affiliated with our Manager for their roles in arranging the investment opportunity, including Michael Schoellhammer, Managing Director of our manager RM Adviser, LLC (“Manager” or “RM Adviser”). A 2.00% buyer’s broker fee will be paid by the special purpose entity to Realty Mogul Commercial Capital, Co. (a licensed real estate sales broker affiliated and under common control with RM Adviser) (“RMCC”), of which 25 basis points of the purchase price of the Property will be paid to Mr. Schoellhammer in his capacity as a broker/designated officer for RMCC. We will not be entitled to this fee.

RM Adviser is the manager of the special purpose entity in connection with the Equity Investment and, as a result, is also entitled to a promoted interest in amounts equal to 31.5% and 45% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with our Manager for their roles in the investment opportunity, including Ms. Helman and Mr. Schoellhammer. We will not be entitled to any of such promoted interest.

In addition, RM Adviser will be managing the project and has plans to improve the Property through a strategic renovation program, renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. With respect to one of the properties, Pohlig Box Factory (“Pohlig”), unit interior renovations may include appliances, new hardware and lighting fixtures, and new paint. With respect to the other property, Superior Warehouse (“Superior”), unit interior renovations may include appliances, granite or hard-surface countertops, resurfaced cabinets, new hardware and lighting fixtures, new flooring, upgrades to the bathrooms, and new paint. The unit interior renovations at both Pohlig and Superior will take place in conjunction with common area and amenity enhancements. In addition to 93 apartment units at the Property, the Property has four retail spaces and a storage area. RM Adviser plans to convert the existing leasing office to an additional retail space and move the leasing office to one of the retail spaces that is currently vacant. RM Adviser’s plan is to lease the vacant retail space created from the current leasing office and attempt to keep all of the retail spaces leased. The renovation strategy for both Pohlig and Superior assumes a renovation budget of approximately $16,000 per unit. As of January 2020, the Property was 95% occupied with average in place rents of $1,216 per unit, and three of the four retail spaces are occupied.

RM Adviser, our manager and a wholly-owned subsidiary of Realty Mogul, Co. (“Realty Mogul”), is the sponsor of this transaction, and the Property is RM Adviser’s fourth direct acquisition. Realty Mogul is a private equity firm with investments in over $2 billion of real estate, including historical investments in over 15,000 apartment units. Through RM Adviser, Realty Mogul targets multifamily assets in stable and emerging U.S. markets. In addition to direct acquisitions, Realty Mogul deploys capital in multifamily, office, retail and industrial properties through joint venture equity, senior, and subordinated debt investments nationally. In addition to us, RM Adviser currently manages MogulREIT II, Inc., a public, non-traded REIT, and has a hands-on approach to investments and asset management. We also partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company has managed over 35,000 units located in five states and currently manages over 9,000 units comprised of both market rate and affordable units. The Property will be subject to competition from similar apartment communities within its market area, and its economic performance could be affected by changes in local economic conditions.

In line with RM Adviser’s real estate acquisition strategy, the Property is situated in a resilient market. According to CoStar market reports, Richmond’s growth throughout this real-estate cycle has been “nothing short of remarkable.” According to Oxford Economics, the Richmond metro area has added nearly 100,000 jobs since the beginning of 2010, which averages to an annual job growth figure of around 1.4% and has caused Richmond’s unemployment level to fall to its lowest point since 2001. Some of the most notable gains in the job market have been from the financial activities sector and the business services sector.

One of the main reasons for the job growth in Richmond is the low cost of living. When compared to nearby Washington D.C., monthly expenditures, including housing, groceries, utilities, and transportation can cost between 10%-70% less in Richmond, according to CNN Money. This is important to recent graduates and renters in the area looking for more cost-effective housing options.

Another driving factor behind Richmond’s growth is the presence of three major universities. Virginia Commonwealth University, the University of Richmond, and the University of Virginia in nearby Charlottesville, offer Richmond a steady inflow of educated professionals, many of whom elect to remain in the metro area after graduation.

Population growth, job growth, rent growth and declining vacancies in Richmond have brought an influx of investment in the area. Records for multifamily sales volume were set and broken again in 2017, 2018, and 2019. All of the factors discussed above have made Richmond a growing secondary market.

Acquisition of Moss Street — Chula Vista, CA

As previously disclosed, on November 15, 2017, we acquired a $3,575,000 bridge loan investment (the “Moss Bridge Loan”) from an affiliated third party in connection with the financing and renovation of a 16-unit multifamily apartment community located at 378 Moss Street, Chula Vista, California. The Moss Bridge Loan had an original maturity date of December 31, 2018. On January 1, 2019, we executed an amendment (the “First Amendment”) to extend the Moss Bridge Loan for one month to January 31, 2019. On February 1, 2019, we executed an amendment (the “Second Amendment”) to extend the Moss Bridge Loan for an additional six months to July 31, 2019 and increased the principal balance to $4,490,000. On July 31, 2019, we executed an amendment (the “Third Amendment”) to extend the Moss Bridge Loan for an additional six months to January 31, 2020.

On February 6, 2020, the Moss Bridge Loan was paid off in full in the amount of $4,633,049, which included (i) $4,490,000 in outstanding principal plus $7,599 in accrued interest, (ii) an exit fee of $134,700 which was paid to an affiliate of our Manager and (iii) legal fees.

1450-1460 South Harbor Boulevard – La Habra, CA

As previously disclosed, on March 16, 2018, we acquired a $1,900,000 preferred equity investment (the “Harbor Hills Pref Equity Investment”) related to the acquisition and redevelopment of an existing 27,080 square foot retail strip center property located at 1450 - 1460 South Harbor Boulevard in La Habra, California. The Harbor Hills Pref Equity Investment had a payment rate of 11% per annum (“Interest”) plus 3% per annum of payment-in-kind interest (“PIK Interest”). The Interest was paid monthly and the PIK Interest was deferred to be paid upon exit.

On January 31, 2020, the Harbor Hills Pref Equity Investment was paid off in full in the amount of $2,027,272, which included (i) $1,900,000 in outstanding principal plus $17,997 in accrued Interest, (ii) $108,775 in deferred PIK Interest and (iii) legal fees.

Acquisition of Ashlan Park Shopping Center — Fresno, CA

As previously disclosed, on November 19, 2018, we acquired a $3,600,000 second mortgage loan (the “Ashlan Second Mortgage”) in connection with the acquisition of a 153,870 square-foot Class B shopping center located in Fresno, California.

On February 3, 2020, the senior lender in the transaction was paid off in full, and the Ashlan Second Mortgage was partially paid off in the amount of $2,185,867. The Ashlan Second Mortgage is now in the first lien position and has a remaining principal balance of $1,414,133.